United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___ .)

PUBLICLY HELD COMPANY National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54EXTRAORDINARY SHAREHOLDERS’ MEETING NOTICE OF MEETING The Shareholders of Vale S.A. (“Vale”) are invited to meet in an Extraordinary Shareholders’ Meeting to be held on March 12, 2021, at 10 a.m., exclusively digitally via the Zoom platform, to vote on the following agenda, for amendment and restatement of Vale’s By- Laws to implement the below adjustments and improvements to corporate governance. For purposes of clarification, each of the items below will be subject to an independent vote: 1. Amendments of wording: 1.1 Amendment to the wording in Article 1, head paragraph, to include the definition of Vale as “Company” and consequent amendment in subsequent provisions (Article 2, head paragraph; Article 3; Article 4; Article 5, paragraph 6; Article 6, head paragraph and paragraph 3; Article 7, IV to VI; Article 8, paragraph 2; Article 9, head paragraph; Article 10, head paragraph; Article 11, paragraphs 2 and 12; Article 12, Sole Paragraph; Article 14, I, V to IX, XI, XIII, XVII to XX, XXII to XXIV. XXIX, XXX, XXXIII and XXXIV and paragraph 1; Article 16; Article 19, paragraph 1; Article 20, II, III, V; Article 21, I, III and V to IX; Article 23, head paragraph; Article 28, paragraphs 1 and 2; Article 29, II to VI, VIII, IX, XI, XIII to XVII, XXI, paragraphs 1 and 2; Article 30, II and VII; Article 31, II and III; Article 32, head paragraph, paragraphs 2 and 3; title of Chapter VI; Article 37; Article 39, Sole Paragraph; Article 40, II; Article 43; Article 44; Article 45; Article 46, head paragraph, paragraphs 1 to 3, 5, 8 to 10; Article 47; Article 48; Article 49, and Article 53). 1.2 Adjustment in the wording of Article 5, paragraph 5, taking into account the existence of only one preferred shareholder, according to the Management Proposal. 1.3 Adjustment to standardize the wording for “director”, according to the Management Proposal (Article 9, paragraph 1; Article 11, paragraph 3; paragraph 7 and paragraph 9). 1.4 Adjustment to standardize the wording for Shareholders’ Meeting, according to the Management Proposal (Article 10, paragraph 4; Article 11, head paragraph, paragraph 8, paragraph 9; Article 14, II, XV, XVI, XXXI; Article 29, XII; Article 30, II; and Article 52, paragraph 2). 1.5 Removal of old paragraph 10 of Article 11, given the non-existence of a controlling shareholder. 1.6 Updating the mention to the Company’s code of ethics, to its current name of code of conduct (Article 14, item XXIII and Article 29, item XIII). 1.7 Adjustments in the wording to remove defined terms (Article 44, Article 48 and Article 49).

1.8 Removal of paragraph 7 of Article 46, taking into account the end of the term mentioned, and consequent renumbering of the following paragraphs. 2. Change in the positions of alternate member and new rule for replacing directors: 2.1 Elimination of the position of alternate member of the Board of Directors, except for the member and his or her alternate elected, in a separate vote, by the employees, according to the Management Proposal (Article 9, paragraph 1, Article 11, paragraph 2, and new, paragraphs 8, 9, and 12 of Article 11). 2.2 New rule for replacement of Directors in the event of impediment/temporary absence or vacancy, according to the Management Proposal (new paragraph 9 of Article 11). 3. Bringing flexibility in terms of the number of members of the Board of Directors, which may be comprised of at least 11 and at most 13 members, according to the Management Proposal (head paragraph of Article 11). 4. Amendments of items referring to the independence structure: 4.1 Increasing the minimum number of independent members of the Board of Directors, according to the Management Proposal (Article 11, paragraph 3). 4.2 According to the Management Proposal, including a new provision to define the concept of independent directors, in line with the best international practices in the market (new paragraph 4 of Article 11). 5. Provisions for the Chairman and Vice-Charmain: 5.1 Provision that the Chairman and Vice-Chairman of the Board of Directors be individually elected by the Shareholders’ Meeting. 5.2 Consolidation of former paragraphs 5 and 6 of Article 11 into new paragraph 8 of Article 11 to address cases of vacancy of the positions of Chairman and Vice- Chairman of the Board. 5.3 Provision that the Board of Directors shall be represented externally by its Chairman or by one director appointed by the latter (new paragraph 7 of Article 11). 6. Inclusion the appointment, by the elected independent members, of a lead independent member, and provision of the respective duties, according to the Management Proposal (new paragraph 6 of Article 11). 7. Inclusion of the procedure for submission of a voting list, individually by candidate, for the election of members of the Board of Directors, according to the Management Proposal (new paragraph 10, items I, II, III, IV and VII, of Article 11). 8. Provision that, for the election of members of the Board of Directors, those candidates who receive the highest number of votes in favor are considered elected, and those candidates who have more votes against than in favor are excluded, subject to the number of vacancies to be filled, according to the Management Proposal (new paragraph 10, items V and VI, of Article 11). 9. Renumbering and adjustment to the wording in new paragraphs 11 and 12 of Article 11, according to the Management Proposal. 10. Amendment to the head paragraph of Article 12 to reduce the number of ordinary meetings and amend the minimum number of members to call a meeting of the Board of Directors, according to the Management Proposal.

11. Amendments about the responsibilities of the Board of Directors and the Executive Board: 11.1 Inclusion in Article 14, item VI, of the safety of people as a factor to be considered when establishing the purpose, guidelines and strategic plan of the Company, according to the Management Proposal. 11.2 Inclusion to expressly state practices already adopted by Management, for approval of the Company’s purposes, according to the Management Proposal (Article 14, item VII and Article 29, IV). 11.3 Inclusion in Article 14, item XXII, that the Board of Directors shall act as guardians of the Company’s culture, and renumbering of the following items, according to the Management Proposal. 11.4 Inclusion in Article 29, item III, of practices already adopted by the Executive Board, in the sense of protecting the safety of people and the environment where the Company operates, according to the Management Proposal. 12. Provisions about the Committees and the committees’ coordinators: 12.1 Amendment in Article 15, head paragraph, of the number of permanent advisory committees, inclusion of the Compensation scope for the Personnel and Governance Committee and inclusion of the Nomination and Innovation Committees, according to the Management Proposal. 12.2 According to the Management Proposal, inclusion in Article 15, paragraph 3, to regulate how to choose the advisory committees’ coordinators. 13. Amendment of Article 23, paragraph 3, to increase the term of office of the members of the Executive Board, according to the Management Proposal. 14. Restatement of the By-Laws to reflect the changes approved at the Shareholders’ Meeting. All the relevant documentation regarding the sole item to be voted on in the Meeting are available to the shareholders at Vale’s head office, on its website (http://www.vale.com) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), the B3 Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov). The shareholder may participate in the Meeting in person or through a duly established proxy, observing the terms of §1 of Article 126 of Law No. 6,404/1976. In this case, the proxy must have been appointed within one (1) year and be a shareholder or manager of the Company, a lawyer registered with the Brazilian Bar Association or a financial institution. Under the terms of Circular Letter/CVM/SEP/No. 02/2020, shareholders that are legal entities may be represented at the Meeting by their legal representatives or by a duly appointed proxy, in accordance with the company’s formation documents and under the rules of the Brazilian Civil Code, and in this specific case there is no need for the proxy to be a shareholder, a manager of the company or a lawyer. Similarly, shareholders that are investment funds, as decided by the CVM Board in the scope of CVM Administrative Procedure No. RJ-2014- 3578, may be represented at the Meeting through legal representatives or through proxies duly established by their manager or administrator, as provided under their by-laws.

As detailed in the Manual for Participation in the Meeting, in order to participate, whether personally or by proxy, the shareholder must submit: proof of ownership of shares issued by Vale issued on the date of accreditation for participation by the depository financial institution or custodian, as well as: (a) in the case of an individual shareholder, valid photo I.D. or, if applicable, I.D. of their proxy and the respective proxy appointment; (b) in the case of legal entity shareholders, valid photo I.D. of the legal representative and documents proving powers of representation, including the proxy appointment and copy of the formation documents and of the minutes of the election of the directors; and (c) in the case of investment fund, valid photo I.D. of the legal representative and documents proving powers of representation, including the proxy appointment and the fund by-laws in force, the formation documents of its director or manager, as the case may be, and the minutes of the election of the managers of the director or manager. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. Note that documents in English and Spanish do not need to be translated. Shareholders may exercise their right to vote via: (i) absentee ballot, sending voting instructions prior to the Meeting; or (ii) participation via Zoom during the Meeting. For voting via absentee ballot, the shareholder must transmit, by March 5, 2021, their instructions for completion, sending the respective absentee ballot, pursuant to Exhibit II to the Management Proposal: 1) to the depository of the Company’s shares; 2) to its custodians who provide this service, in the case of shareholders holding shares deposited in a central depository; or 3) directly to the Company. For additional information, the shareholder must comply with the rules set forth in CVM Instruction No. 481/2009 and the procedures described in the Manual for Participation in the Meeting. Participation via Zoom will be restricted to shareholders, their representatives or proxies, as the case may be, who are accredited under the terms described in the Manual for Participation in the Meeting, and who enter the call by the time the Meeting is opened. Registration must be completed by March 10, 2021, through the form available on the website www.vale.com/assembleia.Rio de Janeiro, February 9, 2021.José Maurício Pereira Coelho Chairman of the Board of Directors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: February 09 2021		Head of Investor Relations